January 27, 2011

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Attn:	Patrick Gilmore

	Re:	Quantum Corporation
Form 10-K for Fiscal Year Ended March 31, 2010
Filed June 11, 2010
File No. 001-13449

Ladies and Gentlemen:

     Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to the additional comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 13, 2011 relating to the Company’s Form 10-K for Fiscal Year Ended March 31, 2010, filed June 11, 2010.

     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 2. Financial Statement Presentation and Summary of Significant Accounting Policies

Revenue Recognition Product Revenue – Software, page 59

1. Your disclosures state that software revenue is generally recognized upon shipment or electronic delivery and when vendor-specific objective evidence (“VSOE”) of fair value for the undelivered elements exists. Please describe the methodology and assumptions used to establish VSOE of fair value for post-contract customer support included in your multiple-element software arrangements. In your response, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For example, if your agreements include stated future renewal rates, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of

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typical renewal rates that are stated in your contracts and tell us what percentage of customers actually renew at such rates. Alternatively, if VSOE of post contract customer support is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to post-contract customer support when the contractual price for this element does not fall within the respective VSOE of fair value range.

Response:

For a substantial majority of our software transactions, we establish VSOE for post-contract support (PCS) based on stand-alone sales of renewal PCS contracts in accordance with Accounting Standards Codification (ASC) 985-605-25-6a (formerly SOP 97-2, par. 10). We use a bell-shaped curve approach to evaluate our PCS renewal pricing. We determine VSOE for PCS exists when a substantial majority of our actual renewals are within a narrow range of pricing. We consider a substantial majority to be defined as 80% or more of stand-alone PCS transactions and that a narrow range represents plus or minus 15% from the midpoint of the range. Our prices vary based on various factors including support level, type of customer and geography; therefore, our evaluation of VSOE considers consistency of pricing based upon these classes of transactions. We evaluate VSOE of PCS on a semi-annual basis. For our fiscal year ended March 31, 2010, we determined 95% of our PCS renewal transactions were priced within plus or minus 15% of the midpoint of the range.

When the contractual price charged for PCS falls below our VSOE range, we record deferred revenue for the contract price plus an additional amount equal to the difference between the price charged and the midpoint of the VSOE range. When the contractual price charged for PCS is above our VSOE range, we record deferred revenue for the full contract price and do not allocate any portion of that amount to the product.

In limited cases we use stated renewal rates in specific customer contracts to support VSOE for PCS based upon the guidance in ASC 985-605-25-67 (formerly SOP 97-2, par. 57) and AICPA TPA 5100.54. We have used this method for two contracts with customers who embed our software in a product sold under their brand. We consider a stated renewal rate substantive if the renewal rate is consistent with our normal pricing practices and the initial one-year PCS period is relatively short compared to the term of the software agreement. To date all PCS renewals related to these customer contracts have been priced at the rate stated in the contract.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 91

2. Your effectiveness conclusion includes an incomplete definition of disclosure controls and procedures as it does not include all of the components described in Exchange Act Rule 13a-15(e). Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by

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the report to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, please either include the complete definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) or simply indicate that your disclosure controls and procedures were effective without providing a partial definition. Similar concerns apply to your subsequent Form 10-Q.

Response:

We confirm that our officers concluded that our disclosure controls and procedures were effective as of the end of the period covered by our Form 10-K for the fiscal year ended March 31, 2010 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, we confirm that our officers concluded that our disclosure controls and procedures were effective as of the end of the periods covered by our subsequent Forms 10-Q for the fiscal quarters ended June 30, 2010 and September 30, 2010 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings we will indicate whether or not our disclosure controls and procedures were effective without providing the definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

* * * * * * *

In response to the Staff’s comments, we hereby acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 201-1498. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 201-1577. Thank you for your assistance.

Sincerely,

/s/ Linda M. Breard Linda M. Breard Chief Financial Officer Quantum Corporation